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                       Securities and Exchange Commission
                             Washington, D.C. 20549




                                    Form 6-K




                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934



                                   August 2002





                                   AEGON N.V.





                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

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AEGON's press release, dated August 8, 2002, is included as appendix and incorporated herein by reference.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             AEGON N.V.
                                             -----------------------------------
                                             (Registrant)





Date: August 8, 2002                   By    E.Lagendijk
                                             -----------------------------------
                                             E. Lagendijk
                                             Senior Vice President and
                                             General Counsel